UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2025
Commission File Number	001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 W Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Amended and Restated National Instrument 43-101 Technical Report on Sout West Arkansas Project Pre-Feasibility Study, Lewisville, Lafayette County, AR, dated July 23, 2025 and with an effective date of August 8, 2023, amending and restating the earlier report dated September 18, 2023
99.2	Amended and Restated National Instrument 43-101 Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at Lanxess South Plant, dated July 23, 2025 and with an effective date of August 18, 2023, amending and restating the earlier report dated October 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)

Date:	July 31, 2025	By:	/s/ Salah Gamoudi
			Name:	Salah Gamoudi
			Title:	Chief Financial Officer